SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 11-K


(Mark One)

[X]     Annual Report pursuant to Section 15(3) of the
        Securities Exchange Act of 1934

For the fiscal year ended December 31, 2000

                                       OR

[_]      Transition report pursuant to Section 15(d) of the Securities Exchange
Act of 1934 For the transition period from _______________ to _______________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                  Mestek, Inc.
                            Savings & Retirement Plan

B.       Name of issuer of the securities held pursuant to the plan and the address of its principal executed office:

                                  Mestek, Inc.
                              260 North Elm Street
                         Westfield, Massachusetts 01085

REQUIRED INFORMATION
                                                                          Page
A.     Financial Statements and Schedules

       Independent Auditors' Report                                        3

       Statements of Net Assets Available for Plan
         Benefits as of December 31, 2000 and 1999                         4

       Statements of Changes in Net Assets Available for
         Plan Benefits for the Years Ended December 31, 2000 and 1999      5

       Notes to Financial Statements                                      6-11



                                  MESTEK, INC.
                      SAVINGS & RETIREMENT PLAN SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





Date: June 30, 2001              /s/:  Jack E. Nelson
                                 Jack E. Nelson
                                 Vice President-Human Resources

               Report of Independent Certified Public Accountants

Plan Administrator
Mestek, Inc. Savings and Retirement Plan


                  We have audited the accompanying statements of net assets available for benefits of Mestek, Inc. Savings and Retirement Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

                  We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

                  In our opinion, the financial statements referred to above, of Mestek, Inc. Savings and Retirement Plan as of December 31, 2000, and for the year then ended, present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.


                               GRANT THORNTON LLP


Boston, Massachusetts
June 8, 2001


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

The accompanying notes are an integral part of the financial statements.
MESTEK, INC. SAVINGS AND RETIREMENT PLAN
Statements of Net Assets Available for Benefits
December 31, 2000 and 1999

-------------------------------------------------------------------------------

                                                            2000                                         1999
                                            2000            Non-                     1999                Non-
                                        Participant     Participant     2000      Participant         Participant         1999
                                          Directed         Directed      Total      Directed           Directed           Total
                                        -----------     -----------      -----     ----------        ------------     ------------
ASSETS
  Investments, at fair value (note B):
    MassMutual Pooled Separate Accounts
      Core equity fund                    $4,931,961       $16,588     $4,948,549   $  7,329,287     $  4,573,552       $11,902,839
      Small company fund                   1,300,925        12,462      1,313,387      1,062,101        3,172,120         4,234,221
      Balanced fund                        1,589,767           -        1,589,767      1,862,504             -            1,862,504
      Intermediate bond fund                 591,331           -          591,331        386,192             -              386,192
      Mestek stock fund                       55,108           -           55,108         14,983             -               14,983
      Indexed equity                       1,875,792           -        1,875,792      2,206,787             -            2,206,787
      Growth equity fund                     504,667           -          504,667           -                -                   -
      International equity fund              269,408           -          269,408           -                -                   -
      Medium company growth equity fund      541,552           -          541,552           -                -                   -
      Mestek profit sharing fund                   -    15,195,389     15,195,389           -                -                   -
      Notes receivable from participants   1,173,768       512,277      1,686,045      1,068,941          454,235         1,523,176
                                          ----------    ----------    -----------    -----------     ------------       -----------
                                          12,834,279    15,736,716     28,570,995     13,930,795        8,199,907        22,130,702

  Investments, at contract value
      (notes B and G):
    MassMutual Life Insurance Company
      Investment Contract                 12,822,417        97,276     12,919,693     13,055,030        7,111,065        20,166,095
                                          ----------    ----------     ----------     ----------      -----------        ----------

            Total investments             25,656,696    15,833,992     41,490,688     26,985,825       15,310,972        42,296,797
                                          ----------    ----------     ----------     ----------       ----------        ----------

  Receivables:
    Participants' contributions              191,363          -           191,363        211,287       -                    211,287
    Employer's contributions                  34,185     1,295,371      1,329,556         39,096        1,182,612         1,221,708
                                          ----------    ----------    -----------   ------------      -----------       -----------

          Total receivables                  225,548     1,295,371      1,520,919        250,383        1,182,612         1,432,995
                                          ----------    ----------    -----------   ------------      -----------       -----------

NET ASSETS AVAILABLE FOR BENEFITS        $25,882,244   $17,129,363    $43,011,607    $27,236,208    $16,493,584         $43,729,792
                                         ===========   ===========    ===========    ===========     ==========          ==========



The accompanying notes are an integral part of the financial statements.

MESTEK, INC. SAVINGS AND RETIREMENT PLAN
Statement of Changes in Net Assets Available for Benefits For the year ended December 31, 2000

--------------------------------------------------------------------------------

                                                        Non-
                                       Participant   Participant
                                         Directed     Directed        Total
                                       -----------   ----------     ---------
Additions
  Additions to net assets attributed to:
    Contributions:
      Participants                      $ 3,018,790  $        -    $  3,018,790
      Employer                              485,423   1,338,182       1,823,605
      Rollover                              603,057           -         603,057

  Investment Income                         790,641     782,377       1,573,018
                                       ------------  ----------     -----------

          Total additions                 4,897,911   2,120,559       7,018,470

Deductions
  Deductions from net assets attributed to:
    Benefits paid to participants         6,238,827   1,475,235       7,714,062
    Miscellaneous expenses                   13,048       9,545          22,593
                                      -------------  ----------   -------------

          Total deductions                6,251,875   1,484,780       7,736,655
                                        -----------  ----------     -----------

          NET (DECREASE) INCREASE        (1,353,964)    635,779        (718,185)

  Net assets available for benefits:
    Beginning of year                    27,236,208  16,493,584      43,729,792
                                         ----------  ----------      ----------

End of year                             $25,882,244 $17,129,363     $43,011,607
                                         ==========  ==========      ==========

MESTEK, INC. SAVINGS AND RETIREMENT PLAN
Notes to Financial Statements
December 31, 2000 and 1999

--------------------------------------------------------------------------------

NOTE A - DESCRIPTION OF PLAN

   The following description of Mestek, Inc. Savings and Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

     General

       The Plan is a defined contribution profit sharing plan established for the benefit of the employees of Mestek, Inc. ("the Company"). The Plan has two components, a profit sharing account and a 401(k) account. The Plan covers salaried or hourly employees not covered by a collective bargaining agreement, who choose to participate, and who have completed at least one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Plan Amendment

       In 1999, the Plan Administrator amended the Plan, allowing Mestek, Inc. "Company Stock" to be included as an investment option. The term "Company Stock" shall include shares of Mestek, Inc. common stock and other equity securities issued by the employer that qualify as a "qualifying equity security" as defined by ERISA. Up to 100% of the assets of the Plan (or if less, the maximum percentage under ERISA) may be invested in "Company Stock".

     Contributions

       A.  401(k) Account

           Participants may elect to have up to fifteen percent of their compensation withheld, up to the maximum allowed by the Internal Revenue Code. The amounts withheld from compensation reduce the amount of income reportable for income tax purposes.

           Participants may elect to make nondeductible voluntary contributions up to an additional ten percent of their gross earnings each year within legal limits.

           The Company contributes $.25 for each $1.00 deferred by participants and deposited to the Plan. This contribution is limited to the first 6% deferred by participants, and, in total, the Company contribution will not exceed 1.5% of an employee's annual compensation. The Company does not match any amounts relating to nondeductible voluntary contributions. Contributions are funded on a current basis.

MESTEK, INC. SAVINGS AND RETIREMENT PLAN
Notes to Financial Statements - Continued
December 31, 2000 and 1999

--------------------------------------------------------------------------------

NOTE A - DESCRIPTION OF PLAN - Continued

       B.  Profit Sharing Account

           On an annual basis, the Company determines whether to make a Profit Sharing contribution and how much to contribute. Currently, the Company contributes 3% of employee gross salary for all eligible, active employees employed on the last day of the year.

     Participant Accounts

       Each participant's account is credited with the participant's contribution, the Company's contribution and allocations of plan earnings. Plan earnings are allocated based on account balances by fund.

     Vesting

       Participants are immediately vested in their deferred salary contributions and voluntary contributions plus actual earnings thereon. Vesting in the Company contribution portion of an individual participant's account is based on the following schedule:

         Years of Service             Percentage

                3                          20%
                4                          40%
                5                          60%
                6                          80%
                7 or more                 100%

     Forfeitures

       A.  401(k) Account

             Forfeitures are applied first to reduce expenses related to the administration of the Plan and then to reduce Company contributions.

       B.  Profit Sharing Account

             Forfeitures are reallocated among Participants in the ratio that the compensation of each Participant bears to the total compensation of all Participants.
MESTEK, INC. SAVINGS AND RETIREMENT PLAN
Notes to Financial Statements - Continued
December 31, 2000 and 1999

--------------------------------------------------------------------------------

NOTE A - DESCRIPTION OF PLAN - Continued

     Notes Receivable from Participants

       Participants are eligible to borrow up to 50% of their vested balance to a maximum of $50,000. Loans bear interest at market rates and are repayable over a period not to exceed five years.

     Investments

       A.  401(k) Account

           Upon enrollment in the Plan, participants may direct contributions to any combination of fund options maintained by MassMutual Life Insurance Company ("MassMutual"). All funds (except for the Investment Contract), are invested in Pooled Separate Accounts and do not guarantee principal or rate of return. Plan participants may change their investment election at any time through MassMutual's automatic record-keeping system.

       B.  Profit Sharing Account

           Assets are invested at the discretion of the Plan Trustees.

       The following is a description of each investment option:

         The Investment Contract is invested in a group annuity contract issued by MassMutual. This fund will receive a rate of interest set by MassMutual annually (6.5% for fiscal year 2000). Both the principal and interest are guaranteed by MassMutual for the duration of the contract.

         The Core Equity Fund invests primarily in common stocks of large, well established companies.

         The Small Company Fund invests mainly in common stocks of small, publicly traded companies that have some unique product, market position, or operating method which sets them apart.

         The Balanced Fund invests in a blend of three types of assets: stocks, bonds and short-term securities
         (or cash).

MESTEK, INC. SAVINGS AND RETIREMENT PLAN
Notes to Financial Statements - Continued
December 31, 2000 and 1999

--------------------------------------------------------------------------------

NOTE A - DESCRIPTION OF PLAN - Continued

         The Intermediate Bond Fund invests mainly in investment-grade, publicly traded bonds (debt issued by the U.S. government, agencies and companies). The bonds mature over periods from 1 to 10 years.

         The Indexed Equity Fund invests in stocks which will approximate, as closely as possible, the Standard & Poor's 500 Index.

         The Growth Equity Fund invests primarily in equity securities of large companies with long-term growth potential.

         The International Equity Fund invests at least 90% of its assets in equity securities of companies wherever located, the primary stock market of which is outside the United States with the intentions of long-term growth.

         The Medium Company Growth Equity Fund invests primarily in equity securities of medium-size companies with long-term growth potential.

         The Mestek Stock Fund is invested in the common stock of Mestek, Inc.

         The Mestek Profit Sharing Fund is a pooled separate account, which invests in the Investment Contract and certain other funds described above (including the Core Equity Fund, the Small Company Fund and the Indexed Equity Fund).

       Included in investment income is interest and dividends of $1,106,885 and realized and unrealized net gains on investments of $466,133.

     Withdrawals

       Participants are allowed to withdraw certain portions of their account, as defined by the Plan, upon retirement, termination of employment, or determination of financial hardship.

     Payment of Benefits

       Upon death, disability, or termination of service, a participant (or participant's beneficiary in the event of death) with $5,000 or more in vested benefits may elect to receive a lump-sum distribution equal to the participant's vested account balance, deferred annuity or for assets to remain in the Plan. Additional options are available under the Plan upon retirement.

MESTEK, INC. SAVINGS AND RETIREMENT PLAN
Notes to Financial Statements - Continued
December 31, 2000 and 1999

-------------------------------------------------------------------------------

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The following are the significant accounting policies followed by the Plan:

     Basis of Accounting

       The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting.

     Investment Valuation

       The Plan's investments are stated at fair value, except for its investment contract which is valued at contract value (see note F).

     Payment of Benefits

       Benefit payments to participants are recorded upon distribution.

     Expenses

       Administrative costs paid for by the Company are not included in the accompanying financial statements.

     Insurance

       In prior years, participants had the ability to purchase individual life insurance policies through the Plan and pay for the premiums with vested benefit amounts. The Plan no longer allows for the purchase of new policies, but existing policyholders may continue to hold and fund such a policy. The remaining policies are allocated insurance contracts and, accordingly, the cash surrender value of such policies has been excluded from Plan assets.

     Use of Estimates

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

MESTEK, INC. SAVINGS AND RETIREMENT PLAN
Notes to Financial Statements - Continued
December 31, 2000 and 1999

-------------------------------------------------------------------------------

NOTE C - TAX STATUS

   Although the Plan has received a favorable determination letter dated June 16, 1995 from the Internal Revenue Service, it has not been updated for the latest plan amendments. However, the plan administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt for the year ended December 31, 2000.

NOTE D - PLAN TERMINATION

   Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.


NOTE E - INVESTMENT CONTRACT WITH INSURANCE COMPANY

   The Plan has an investment contract with MassMutual. MassMutual maintains the contributions in a pooled account. The account is credited with a guaranteed rate of return and is charged for Plan withdrawals and administrative expenses charged by MassMutual. The contract is included in the financial statements at contract value, which approximates fair value, as reported to the Plan by MassMutual. Contract value represents contributions made under the contract, plus earnings less Plan withdrawals and administrative expenses.


NOTE F - INVESTMENT APPRECIATION (DEPRECIATION)

   During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:


                                                            2000
                                                         ---------
     Mutual Funds                                        $467,790
     Common Stock                                          (1,657)
                                                        ----------
                                                         $466,133
                                                        ==========